Filed Pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

Dated November 24, 2014 and the

Prospectus November 20, 2014

Registration Statement No. 333- 200387

Pricing Term Sheet

PERRIGO FINANCE PLC

Pricing Term Sheet

Issuer:	Perrigo Finance plc

Guarantor:	Perrigo Company plc

Security:	3.500% Senior Notes due 2021 (the “2021 Notes”) 3.900% Senior Notes due 2024 (the “2024 Notes”) 4.900% Senior Notes due 2044 (the “2044 Notes”)

Principal Amount	$500,000,000 2021 Notes $700,000,000 2024 Notes $400,000,000 2044 Notes

Maturity:	December 15, 2021, with respect to the 2021 Notes December 15, 2024, with respect to the 2024 Notes December 15, 2044, with respect to the 2044 Notes

Coupon:	3.500%, with respect to the 2021 Notes 3.900%, with respect to the 2024 Notes 4.900%, with respect to the 2044 Notes

Issue Price:	99.937%, with respect to the 2021 Notes 99.579%, with respect to the 2024 Notes 99.701%, with respect to the 2044 Notes

Yield to Maturity:	3.510%, with respect to the 2021 Notes 3.951%, with respect to the 2024 Notes 4.919%, with respect to the 2044 Notes

Benchmark Treasury:	2.000% due October 31, 2021, with respect to the 2021 Notes 2.250% due November 15, 2024, with respect to the 2024 Notes 3.125% due August 15, 2044, with respect to the 2044 Notes

Spread to Benchmark Treasury:	150 bps, with respect to the 2021 Notes 165 bps, with respect to the 2024 Notes 190 bps, with respect to the 2044 Notes

Benchmark Treasury Price and Yield:	99-30 and 2.010%, with respect to the 2021 Notes 99-17+ and 2.301%, with respect to the 2024 Notes 100-02 and 3.019%, with respect to the 2044 Notes

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2015

Optional Redemption:

Adjusted Treasury Rate plus 25 bps, in case of the 2021 Notes

Adjusted Treasury Rate plus 25 bps, in case of the 2024 Notes

Adjusted Treasury Rate plus 30 bps, in case of the 2044 Notes

In addition, the Issuer may redeem all or part of the 2021 Notes on or after October 15, 2021 (two months prior to the maturity date), the 2024 Notes on or after September 15, 2024 (three months prior to the maturity date) and the 2044 Notes on or after June 15, 2044 (six months prior to the maturity date), in each case, at a redemption price equal to 100% of the aggregate principal amount of the Notes of the applicable series being redeemed plus, in each case, accrued and unpaid interest.

Special Mandatory Redemption:	If Perrigo Company plc does not consummate its acquisition of Omega Pharma Invest N.V. on or prior to August 6, 2015, (as such date may be extended, as described below, the “Long Stop Date”) or the Share Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated at any time prior to such date, the Issuer will be required to redeem all of the outstanding notes on a special mandatory redemption date (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. Upon notice by the Issuer, the Long Stop Date may be extended at the Issuer’s option to a date no later than September 7, 2015, provided that at the time of such notice, the Share Purchase Agreement shall not have been terminated for any reason.

Trade Date:	November 24, 2014

Expected Settlement Date (T+5):	December 2, 2014

CUSIP/ISIN:	714295 AB8 / US714295AB80, 2021 Notes 714295 AC6 / US714295AC63, 2024 Notes 714295 AA0 / US714295AA08, 2044 Notes

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB (negative) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce Fenner & Smith Incorporated HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA Inc.

RBS Securities Inc.

Fifth Third Securities, Inc.

US Bancorp Investments, Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities, Inc.

Changes from the Preliminary Prospectus Supplement:

Description of the notes—Tax redemption

The following two sentences are added at the beginning of the last paragraph under the heading “Description of the notes—Tax redemption” appearing on page S-48 of the preliminary prospectus supplement:

“Any Change in Tax Law must become effective on or after the Issue Date. In the case of a successor of the Issuer that is not tax resident in the same jurisdiction as the Issuer or a successor of Parent that is not tax resident in the same jurisdiction as Parent, the Change in Tax Law must become effective after the date that such entity first makes payments on the notes.”

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Barclays Capital Inc. toll-free at 888-603-5847.

This communication does not constitute an offer to sell the notes and is not a solicitation of an offer to buy the notes in any jurisdiction where the offer or sale is prohibited, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.